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Descartes Announces Exercise of Over-Allotment Option

Waterloo, Ontario, October 2, 2009 – The Descartes Systems Group Inc., a federated global logistics network solutions provider, announced today that, in connection with the Company's recently announced offering of its common shares (the "Common Shares"), the syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc., and including Thomas Weisel Partners, Versant Partners Inc. and Paradigm Capital Inc. (collectively the "Underwriters") have exercised, in full, the Underwriters’ over-allotment option to purchase up to an additional 1,025,700 Common Shares.

On September 29, 2009, the Company announced that it had entered into a binding bought deal agreement with the Underwriters to raise gross proceeds of C$40,002,300 from a sale of 6,838,000 Common Shares at a price of C$5.85 per share, with an over-allotment option granted to the Underwriters to purchase, in aggregate, up to an additional 1,025,700 Common Shares from the Company and certain executive officers and directors of the Company, being 15% of the Common Shares to be sold under the offering, at C$5.85 per share.

As a result of the exercise of the over-allotment option, the gross proceeds of the offering will be C$46,002,645 from the sale of 7,863,700 Common Shares. Of this amount, the gross proceeds to the Company will be C$41,946,863.40, and the gross aggregate proceeds to the executive officers and directors of the Company will be C$4,055,781.60 (before giving effect to the payment of the exercise price of options exercised to acquire the Common Shares sold).

The closing of the offering, including the additional Common Shares issuable pursuant to the exercise of the over-allotment option, is scheduled to occur on October 20, 2009.

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About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business applications networks. As a federated platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The Company has more than 450 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto.

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Contact Information:

Laurie McCauley

Descartes Systems Group

1-519-746-6114 x2358

investor@descartes.com

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. Descartes cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the offering of common shares by Descartes and exercise of the related over-allotment option, and the anticipated net proceeds of such offering. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements which include, but are not limited to, a material adverse change in the affairs of Descartes or a development materially adversely affecting the financial markets, and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Ontario Securities Commission and other securities commissions across Canada, including Descartes' Annual Report for the fiscal year ended January 31, 2009. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.